ANGEL OAK MORTGAGE REIT, INC.

3344 Peachtree Road NE, Suite 1725

Atlanta, Georgia 30326

July 5, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: S. Gorman

Re: Angel Oak Mortgage REIT, Inc.
Registration Statement on Form S-3 (Registration No. 333-280532)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Angel Oak Mortgage REIT, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on July 9, 2024, or as soon as practicable thereafter.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with our counsel, Sidley Austin LLP, by telephoning J. Gerard Cummins at (212) 839-5374.

Thank you for your assistance in this matter.

[Signature Page Immediately Follows]

Very truly yours,

ANGEL OAK MORTGAGE REIT, INC.

By:	/s/ Brandon Filson
Name:	Brandon Filson
Title:	Chief Financial Officer and Treasurer

CC:	Sreeniwas Prabhu, Angel Oak Mortgage REIT, Inc.
J. Gerard Cummins, Sidley Austin LLP
Adam M. Gross, Sidley Austin LLP